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			SECURITIES AND EXCHANGE COMMISSION

				WASHINGTON, D.C. 20549




					FORM 11-K


[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES 	EXCHANGE
	ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996.

[ ] 	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
	ACT OF 1934.


	Commission File Number 1-4721


A. 	Full title of the plan and the address of the plan, if different from that
	of the issuer named below:

	SPRINT RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address
	of its principal executive office:

	SPRINT CORPORATION
	POST OFFICE BOX 11315
	KANSAS CITY, MISSOURI 64112








					TOTAL NUMBER OF PAGES	31
					EXHIBIT INDEX AT PAGE	30


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				REQUIRED INFORMATION


1. 	Opinion of Ernst & Young LLP.

2. 	Audited Statements of Net Assets Available for Benefits With Fund
	Information as of December 31, 1996 and 1995.

3. 	Audited Statements of Changes in Net Assets Available for
	Benefits With Fund Information For Each of the Years Ended December 31, 1996, 1995, and 1994.

4. 	Notes to Financial Statements.

5. 	Supplemental Schedules:
	-Investments as of December 31, 1996
	-Reportable Transactions For the Year Ended December 31, 1996. -Loans or Fixed Income Obligations for the Year Ended December 31, 1996.

6. 	Consent of Ernst & Young LLP (Exhibit 23).


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FINANCIAL STATEMENTS FILED IN PAPER PURSUANT TO RULE 311 OF REGULATION
S-T UNDER COVER OF FORM SE

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					SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Trusts Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.






							Sprint Retirement Savings Plan




Date:     June 27, 1997
							By:  /s/ ARTHUR B. KRAUSE
            					Arthur B. Krause
            					Investment Trusts Committee Member


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				EXHIBIT INDEX


Exhibit Number							Page

23			Consent of Ernst & Young LLP		31